1003 – 1177 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2K3
Tel: 604-669-4701 / Fax: 604-669-4705 www.polymetmining.com

6500 County Road 666, Hoyt Lakes, MN 55750-0475
Tel: 218-225-4417 / Fax: 218-225-4429

TSX: POM, AMEX: PLM

NEWS RELEASE	2008-5

POLYMET PRESENTS AT AMEX PRECIOUS AND BASE METALS AND THE
JOHN TUMAZOS VERY INDEPENDENT RESEARCH, LLC METALS AND MINING CONFERENCES
IN NEW YORK ON MARCH 26THAND 27TH

Hoyt Lakes, Minnesota, March 25, 2008 - PolyMet Mining Corp. (TSX: POM; AMEX: PLM) ("PolyMet" or the "Company") reported today that Chief Financial Officer Douglas Newby is presenting at the American Stock Exchange's 5th Annual Precious and Base Metals Investor Conference being held at the Harvard Club in New York City at 11:05 am EDT on Wednesday, March 26th. The presentation will be webcast and will also be available for 60 days at: http://www.amex.com/atamex/news/events/PreciousMetals2008.jsp

On the following day, President and Chief Executive Officer Joe Scipioni and Douglas Newby will be presenting at the John Tumazos Very Independent Research, LLC Metals and Mining Conference being held at the New York Helmsley Hotel. Attendance at the conference is by invitation only.

An updated PowerPoint presentation is available at www.polymetmining.com.

* * * * *

PolyMet Mining Corp. (www.polymetmining.com) is a publicly-traded mine development company that controls 100% of the NorthMet copper-nickel-precious metals ore body through a long-term lease and 100% of the Erie Plant, a large processing facility located approximately six miles from the ore body in the established mining district of the Mesabi Range in northeastern Minnesota. PolyMet has completed its Definitive Feasibility Study and is seeking environmental and operating permits to enable it to commence production in the second half of 2009. The NorthMet project is expected to require approximately one million man hours of construction labor and create at least 400 long-term jobs, a level of activity that will have a significant multiplier effect in the local economy.

POLYMET MINING CORP.

Per:	"Joe Scipioni"
Joe Scipioni, President

For further information, please contact:
William Murray	Joe Scipioni
Executive Chairman	President & Chief Executive Officer
+1 (604) 669-4701	+1 (218) 225-4417
wmurray@polymetmining.com	jscipioni@polymetmining.com

Douglas Newby	LaTisha Gietzen
Chief Financial Officer	VP Public, Governmental and Environmental Affairs
+1 (218) 225-4417	+1(218) 225-4417
dnewby@polymetmining.com	lgietzen@polymetmining.com

      This news release contains certain forward-looking statements concerning anticipated developments in PolyMet's operations in the future. Forward-looking statements are frequently, but not always, identified by words such as "expects," "anticipates," "believes," "intends," "estimates," "potential," "possible," and similar expressions, or statements that events, conditions or results "will," "may," "could," or "should" occur or be achieved. These forward-looking statements may include statements regarding exploration results and budgets, reserve estimates, mineral resource estimates, work programs, capital expenditures, timelines including timelines for third-party studies and issuance of permits to operate by various government agencies, strategic plans, the market price of metals, costs, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements due to a variety of risks, uncertainties and other factors. PolyMet's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations and opinions should change.

Specific reference is made to PolyMet's most recent Form 20-F/Annual Information Form on file with the SEC and Canadian securities authorities for a discussion of some of the risk factors and other considerations underlying forward-looking statements.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.